November 19, 2021

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re: Harden Technologies Inc.
Amendment No. 2 to Draft Registration Statement on Form F-1
CIK No. 0001873723

Ladies and Gentlemen:

This letter is in response to the letter dated October 1, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission addressed to Harden Technologies, Inc. (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (the “Amended Draft Registration Statement No. 2”) is being submitted confidentially to accompany this letter.

Amendment No.1 to Draft Registration Statement on Form F-1 Prospectus Summary, page 1

1.	We note your response to prior comment 2. Please disclose that rules and regulations in China can change quickly with little advance notice.

The Company acknowledges the Staff’s comment and has included applicable disclosure on pages 3 and 23 of the Amended Draft Registration Statement No. 2.

2.	We note your response to prior comment 3. Please disclose in the prospectus summary that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure in the prospectus summary to so state.

The Company acknowledges the Staff’s comment and has included applicable disclosure on pages 3 and 20 of the Amended Draft Registration Statement No. 2.

Financial Statements, page F-1

3.	Please update your financial statements in accordance with Item 8.A.5 of Form 20-F.

The Company acknowledges the Staff’s comment and has updated its financial statements in the Amended Draft Registration Statement No. 2 to include unaudited June 30, 2021 financial information.

We hope this response has addressed all the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the undersigned at (804) 814-2209 or brad@hbhblaw.com

Very truly yours,

Haneberg Hurlbert PLC

By:	/s/ Bradley A. Haneberg, Esq.